Exhibit 99.1

Trina Solar Announces Pricing of Offering of US$100 Million Convertible Senior Notes

CHANGZHOU, China, September 30, 2014 — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions and services, today announced the pricing of its previously announced offering of US$100 million in aggregate principal amount of convertible senior notes due 2019 (the “Notes”) (the “Notes Offering”). Trina Solar has also granted to the underwriters in the Notes Offering a 30-day option to purchase up to an additional US$15 million in aggregate principal amount of the Notes.

The Company also priced the concurrent offering of 10,333,785 American Depositary Shares (“ADSs”), each representing 50 ordinary shares of the Company, par value of US$0.00001 per share (the “ADS Offering”), 2,504,000 of which (the “primary ADSs”) are being offered and sold by the Company and 7,829,785 of which (the “borrowed ADSs”) the Company will loan to affiliates of the underwriters of the Notes (the “ADS Borrowers”). Trina Solar has also granted the underwriters in the ADS Offering a 30-day option to purchase up to an additional 1,125,000 primary ADSs to cover over-allotments. The offering of the primary ADSs is contingent upon the consummation of both the concurrent offering of the Notes and the offering of the borrowed ADSs, and the concurrent offering of the Notes and the offering of the borrowed ADSs are both contingent upon the consummation of the offering of the primary ADSs.  The offerings are expected to close on October 6, 2014 subject to satisfying customary closing conditions.

The Notes will pay interest semi-annually at the annual rate of 4.0% and will mature on October 15, 2019. The Notes will be convertible into ADSs at an initial conversion rate of 68,0851 ADSs per US$1,000 principal amount of the Notes (equivalent to an initial conversion price of approximately US$14.69 per ADS), subject to adjustments under certain circumstances. The Notes may be redeemed by Trina Solar under certain circumstances. It is also contemplated that holders will have the right to require Trina Solar to repurchase the Notes on October 15, 2017 or upon the occurrence of certain fundamental changes.

Trina Solar plans to use the net proceeds from Notes Offering for general corporate purposes, which may include the development of solar power projects and their general financing requirements, expansion of manufacturing capacity and working capital.

In connection with the Notes Offering, Trina Solar has entered into ADS lending agreements with the ADS Borrowers, pursuant to which Trina Solar will lend 7,829,785 borrowed ADSs to the ADS Borrowers. Concurrently with the Notes Offering, the ADS Borrowers will sell the borrowed ADSs pursuant to a separate prospectus supplement. 4,996,000 of the borrowed ADSs have been initially offered at US$11.75 per ADS and the remaining borrowed ADSs will be subsequently sold at prevailing market prices at the time of sale or at negotiated prices. The sale of the borrowed ADSs is intended to facilitate privately negotiated transactions or short sales by which investors in the Notes will hedge their investment in the Notes. The ADS Borrowers will be required to return the borrowed ADSs pursuant to the ADS lending agreements by the maturity date of the Notes. The ADS Borrowers will receive all of the proceeds from the sale of the borrowed ADSs. Trina Solar will not receive any proceeds from the offering of the borrowed ADSs, but will receive a nominal lending fee from the ADS Borrowers, which the Company intends to use for general corporate purposes. The borrowed ADSs are not outstanding for purposes of calculating earnings per share under current GAAP rules and therefore Trina Solar will not incur share dilution from the borrowed ADSs.

The Notes have been offered to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes, the ADSs deliverable upon conversion of the Notes and the ordinary shares represented thereby have not been and will not be registered under the Securities Act or the securities laws of any other place, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor will there be any sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. This press release contains information about the pending offerings of the ADSs and the Notes, and there can be no assurance that the offerings will be completed.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a global leader in PV modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities, and developers worldwide. The Company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities, and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; our expectations regarding the expansion of the Company’s manufacturing capacities; the Company’s future business development; the Company’s downstream project development and pipeline; the Company’s beliefs regarding its production output and production outlook; the future trading of the securities of the Company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings, including its annual report on Form 20-F filed on April 2, 2014, the prospectus filed as part of Form F-3 on June 4, 2014 and the prospectus supplement relating to the ADS Offering filed on September 30, 2014 with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited Teresa Tan, CFO Phone: + (86) 519-8517-6823 (Changzhou) Yvonne Young Head of Investor Relations Phone: + (86) 519-8517-6878 (Changzhou) Email: ir@trinasolar.com	Brunswick Group Ilse Schache Email: trina@brunswickgroup.com Phone: + (86) 10-5960-8600 (Beijing)